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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Autoliv, Inc.
(Name of Issuer)
Shares of Common Stock, par value $1.00 per share
(Title of Class of Securities)
052800109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	052800109	13G	06-1433471

1	NAMES OF REPORTING PERSONS: Blavin & Company, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06-1433471

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,328,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,328,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,328,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1% **

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

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CUSIP No.	052800109	13G

1	NAMES OF REPORTING PERSONS: Paul W. Blavin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		4,328,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,328,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,328,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

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CUSIP No.	052800109	13G

1	NAMES OF REPORTING PERSONS: Michael Spalter

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		4,328,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,328,700

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,328,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(B)

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Blavin & Company, Inc., a Delaware corporation (“BCI”), Mr. Paul W. Blavin, and Mr. Michael Spalter, the principals of BCI, relating to shares of Common Stock of Autoliv, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment adviser.
Item 1(a)     Name of Issuer.
Autoliv, Inc.
Item 1(b)     Address of Issuer’s Principal Executive Offices.
World Trade Center, Klarabergsviadukten 70, Section E, Stockholm, Sweden.
Item 2(a)     Name of Person Filing.
Blavin & Company, Inc. (“BCI”), Paul W. Blavin, and Michael Spalter as principals for BCI.
Item 2(b)     Address of Principal Business Office, or, if none, Residence.
7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253.
Item 2(c)     Citizenship or Place of Organization.
BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin and Michael Spalter are the principals of BCI and are United States citizens.
Item 2(d)     Title of Class of Securities.
Common Stock, par value $1.00 per share (the “Common Stock”).
Item 2(e)     CUSIP Number.
052800109
Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4        Ownership.
(a)	BCI, Mr. Blavin, and Mr. Spalter may be deemed to be the beneficial owners of 5.1% shares of Common Stock.

(b)	BCI, Mr. Blavin and Mr. Spalter may be deemed to be the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 4,328,700 by 85,200,000, the number of shares of Common Stock issued and outstanding on December 16, 2005, as reported in the Issuer’s 8-K filed December 16, 2005, plus the number of over-the-counter options held by BCI that are exercisable within 60 days of this filing.

(c)	BCI has the sole power to vote and dispose of the 4,328,700 shares of Common Stock deemed to be beneficially owned by it. As the principals of BCI, Mr. Blavin and Mr. Spalter may direct the vote and disposition of the 4,328,700 shares of Common Stock deemed to be beneficially owned by BCI.
Item 5         Ownership of Five Percent or Less of a Class.
 Inapplicable

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Item 6          Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable
Item 7          Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding
                     Company.
All securities reported in this schedule are owned by advisory clients of BCI. To the knowledge of BCI, no one advisory client owns more than 5% of the Common Stock.
Item 8          Identification and Classification of Members of the Group.
Inapplicable.
Item 9          Notice of Dissolution of Group.
Inapplicable.
Item 10        Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits       Exhibit 1
Joint Filing Agreement dated February 14, 2006, between BCI, Paul W. Blavin and Michael Spalter.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2006

BLAVIN & COMPANY, INC.
By:	/s/ Paul W. Blavin
Paul W. Blavin
Chairman and Chief Executive Officer

/s/ Paul W. Blavin
Paul W. Blavin

/s/ Michael Spalter
Michael Spalter

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